CUSIP No. M5216V106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Global-E Online Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M5216V106

(CUSIP Number)

September 30, 2024

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,703,871
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,703,871

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 5,703,871
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%*
12	TYPE OF REPORTING PERSON PN

*

Based on 165,733,914 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 219,124
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 219,124

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 219,124
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%*
12	TYPE OF REPORTING PERSON PN

*

Based on 165,733,914 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Partners, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%*
12	TYPE OF REPORTING PERSON OO

*

Based on 165,733,914 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,922,995*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,922,995*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 5,922,995*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 5,703,871 Ordinary Shares held by Abdiel Qualified Master Fund, LP and 219,124 Ordinary Shares held by Abdiel Capital, LP.
**

Based on 165,733,914 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,927,495*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,927,495*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 5,927,495*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%**
12	TYPE OF REPORTING PERSON PN, IA

*	Consists of 5,703,871 Ordinary Shares held by Abdiel Qualified Master Fund, LP, 219,124 Ordinary Shares held by Abdiel Capital, LP and 4,500 Ordinary Shares held by Abdiel Partners, LLC.
**

Based on 165,733,914 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

CUSIP No. M5216V106

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,927,495*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,927,495*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 5,927,495*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%**
12	TYPE OF REPORTING PERSON IN

*	Consists of 5,703,871 Ordinary Shares held by Abdiel Qualified Master Fund, LP, 219,124 Ordinary Shares held by Abdiel Capital, LP and 4,500 Ordinary Shares held by Abdiel Partners, LLC.
**

Based on 165,733,914 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

CUSIP No. M5216V106

AMENDMENT NO. 3 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Ordinary Shares of the Issuer on February 3, 2022, Amendment No. 1 thereto filed on January 24, 2023 and Amendment No. 2 thereto filed on February 14, 2024 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover pages to this Amendment No. 3 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Abdiel Capital Advisors, LP also serves as the investment manager of Abdiel Partners, LLC. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. and the managing member of Abdiel Partners, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of the Class

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Ordinary Shares, check the following: ☒

CUSIP No. M5216V106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL PARTNERS, LLC

By:	Abdiel Capital Partners, LLC,
its Managing Member

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually